6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

July 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Tom Kluck, Branch Chief

Re:                             Corporate Office Properties, L.P.

Corporate Office Properties Trust

Registration Statement on Form S-4 (Filing No. 333-189188)

Dear Mr. Kluck:

As per a conversation on July 11, 2013, between Justin W. Chairman of Morgan, Lewis & Bockius LLP and Kristina Aberg of the Staff of the Securities and Exchange Commission, in accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Tuesday, July 16, 2013, at 12:00 p.m. Eastern Time or as soon thereafter as practicable.

Sincerely yours,

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Stephen E. Riffee
Stephen E. Riffee
Executive Vice President and
Chief Financial Officer

CORPORATE OFFICE PROPERTIES, L.P.

	By:	CORPORATE OFFICE PROPERTIES TRUST

		By:	/s/ Stephen E. Riffee
Stephen E. Riffee
Executive Vice President and
Chief Financial Officer